maxis®

Maxis Communications Berhad
(158400-V)
[redacted]

05009897

Tel : (603) 2330 7000
Fax : (603) 2330 0008

RECEIVED
2005 JUL 25 A 10:

19 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 June 2005 to 15 July 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 June 2005 to 15 July 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

Very truly yours,

dlw 7/25

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 June 2005 21 June 2005 24 June 2005 29 June 2005 05 July 2005 07 July 2005	BMSB Listing Requirements	A
2. General Announcement	23 June 2005 15 July 2005	BMSB Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	22 June 2005	BMSB Listing Requirements	C
4. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	16 June 2005 21 June 2005 27 June 2005 04 July 2005 07 July 2005 12 July 2005	BMSB Listing Requirements	D

APPENDIX A

LISTING'S CIRCULAR NO. L/Q : 31736 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/06/2005**

Subject : MAXIS-Employees' Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 132,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 20 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31797 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/06/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 57,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 23 June 2005.

Exemption File No. 082-34780

LISTING'S CIRCULAR NO. L/Q : 31857 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/06/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 595,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 29 June 2005.

LISTING'S CIRCULAR NO. L/Q : 31921 OF 2005
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **29/06/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 134,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 4 July 2005.

LISTING'S CIRCULAR NO. L/Q : 31986 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **05/07/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 29,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 7 July 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32014 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **07/07/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 150,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 11 July 2005.

APPENDIX B

General Announcement
Reference No **MC-050623-79C46**

Exemption File No.
082-34780

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/06/2005**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") - Results of the Eighteenth Annual General Meeting ("18th AGM") and Extraordinary General Meeting ("EGM") held on 23 June 2005**

Contents :

The Board of Directors of Maxis is pleased to announce that all resolutions tabled at the 18th AGM and all ordinary resolutions tabled at the EGM of the Company held earlier today as set out in the Notices of the 18th AGM and EGM dated 1 June 2005 and 6 June 2005 respectively were duly passed.

This announcement is dated 23 June 2005.

Reference No **MC-050715-61529**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 15/07/2005

Type : **Announcement**
Subject : **Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received notifications on 15 July 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Edward Ying Siew Heng, the Chief Operating Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

1. The disposal of 30,000 ordinary shares of RM0.10 each (representing 0.001% of the issued share capital of Maxis) at RM9.95 each on 11 July 2005;

2. The disposal of 20,000 ordinary shares of RM0.10 each (representing 0.001% of the issued share capital of Maxis) at RM10.10 each on 12 July 2005;

3. The disposal of 20,000 ordinary shares of RM0.10 each (representing 0.001% of the issued share capital of Maxis) at RM10.10 each on 14 July 2005;

collectively referred hereto as "the Disposals".

Upon completion of the Disposal, the balance number of shares held by Mr. Edward Ying Siew Heng is 115,000 shares representing 0.0046% of the total issued share capital of the Company.

This announcement is dated 15 July 2005.

APPENDIX C

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-050616-36253**

Exemption File No.
082-34780

RECEIVED
2005 JUN 25 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22/06/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas,** **47000 Sungai Buloh** **Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Others	**15/06/2005**	**100,000**	**4.360**
Others	**16/06/2005**	**200,000**	**4.360**

Description of other type of transaction	:	**Rows 1 and 2 are the subscription for 300,000 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	**Direct Interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**850,000**
Direct (%)	:	**0.0343**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**22/06/2005**
Remarks	:	

The total number of options held after the Subscription of Shares is 2,611,578

APPENDIX D

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050616-35588**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/06/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 5,139,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 118,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**10/06/2005**	**2,000,000**	**9.900**
Acquired	**13/06/2005**	**2,139,100**	**9.900**
Disposed	**13/06/2005**	**118,800**	**9.913**
Acquired	**14/06/2005**	**1,000,000**	**9.900**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**162,047,600**
Date of notice	:	**15/06/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 15 June 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisitions as stated in rows 1, 2 and 4 are in relation to the shares registered under Hong Kong Bank Malaysia – 5,139,100 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 3 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd – 118,800 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Exemption File No.
082-34780

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 39,936,800 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,064,900 ordinary shares of RM0.10 each in Maxis)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050621-35348**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21/06/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 420,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,860,900 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**15/06/2005**	**420,100**	**9.850**
Acquired	**16/06/2005**	**851,200**	**9.900**
Acquired	**17/06/2005**	**1,009,700**	**9.909**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**163,488,400**
Date of notice	:	**20/06/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 20 June 2005.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 420,100 ordinary shares of RM0.10 each in Maxis

2) The acquisitions as stated in rows 2 and 3 are in relation to the shares registered under Hong Kong Bank Malaysia - 1,860,900 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,697,100 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 88,068,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

ng Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 41,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 10,644,800 ordinary shares of RM0.10 each in Maxis)

Reference No **MC-050625-38122**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 27/06/2005

Exemption File No.
082-34780

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 108,000 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 1,733,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 51,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 77,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
5 Bishopsgate
London EC2M 3XS
UK
(in respect of 89,300 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**20/06/2005**	**400,000**	**9.950**
Disposed	**21/06/2005**	**1,564,900**	**9.896**
Disposed	**23/06/2005**	**95,000**	**9.671**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**2,059,900**
Indirect/deemed interest (%)	:	**0.083**

Total no of securities after change : [illegible]
Date of notice : 24/06/2005
Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 25 June 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 369,600 ordinary shares of RM0.10 each in Maxis;
b. Chase Nominees Limited - 19,300 ordinary shares of RM0.10 each in Maxis; and
c. Standard Chartered Bank Malaysia Bhd - 11,100 ordinary shares of RM0.10 each in Maxis.

2. The disposal as stated in row 2 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,363,600 ordinary shares of RM0.10 each in Maxis;
b. Chase Nominees Limited - 71,200 ordinary shares of RM0.10 each in Maxis;
c. Northern Trust - 89,300 ordinary shares of RM0.10 each in Maxis; and
d. Standard Chartered Bank Malaysia Bhd - 40,800 ordinary shares of RM0.10 each in Maxis.

3. The disposal as stated in row 3 is in relation to the shares registered under the following :-
a. Chase Nominees Limited - 17,500 ordinary shares of RM0.10 each in Maxis; and
b. JP Morgan Chase Bank - 77,500 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,589,100 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 86,335,700 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,101,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 41,797,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur

(in respect of 10,592,900 ordinary shares of RM0.10 each in Maxis)

082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **MC-050702-36950**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	04/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 Sourth Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 85,600 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 1,174,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 37,400 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 28,700 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 74,200 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**28/06/2005**	**500,000**	**9.750**
Disposed	**29/06/2005**	**500,000**	**9.750**
Disposed	**30/06/2005**	**400,000**	**9.750**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,400,000**
Indirect/deemed interest (%)	:	**0.056**

Total no of securities after change : 160,028,500
Date of notice : 01/07/2005
Remarks

Exemption File No.
082-34780

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 2 July 2005.

With reference to the "Details of Changes" as stated above:-

1) The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 418,400 ordinary shares of RM0.10 each in Maxis;
b. Chase Nominees Limited - 30,500 ordinary shares of RM0.10 each in Maxis;
c. Hong Kong Bank Malaysia - 13,300 ordinary shares of RM0.10 each in Maxis;
d. Standard Chartered Bank Malaysia Bhd - 11,400 ordinary shares of RM0.10 each in Maxis;
e. JP Morgan Chase Bank - 26,400 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 2 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 418,300 ordinary shares of RM0.10 each in Maxis;
b. Chase Nominees Limited - 30,500 ordinary shares of RM0.10 each in Maxis;
c. Hong Kong Bank Malaysia - 13,300 ordinary shares of RM0.10 each in Maxis;
d. Standard Chartered Bank Malaysia Bhd - 11,400 ordinary shares of RM0.10 each in Maxis;
e. JP Morgan Chase Bank - 26,500 ordinary shares of RM0.10 each in Maxis.

3) The disposal as stated in row 3 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 337,400 ordinary shares of RM0.10 each in Maxis;
b. Chase Nominees Limited - 24,600 ordinary shares of RM0.10 each in Maxis;
c. Hong Kong Bank Malaysia - 10,800 ordinary shares of RM0.10 each in Maxis;
d. Standard Chartered Bank Malaysia Bhd - 5,900 ordinary shares of RM0.10 each in Maxis;
e. JP Morgan Chase Bank - 21,300 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,503,500 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 85,161,600 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,026,800 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 41,760,300 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad

(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Exemption File No.
082-34780

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 10,564,200 ordinary shares of RM0.10 each in Maxis

Reference No MC-050707-35737

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	07/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 44,800 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 613,600 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 19,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 19,900 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 38,800 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**01/07/2005**	**736,600**	**9.700**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**736,600**
Indirect/deemed interest (%)	:	**0.03**
Total no of securities after change	:	**159,291,900**
Date of notice	:	**06/07/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 07 July 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Nominees Limited - 44,800 ordinary shares of RM0.10 each in Maxis;
b. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 613,600 ordinary shares of RM0.10 each in Maxis;
c. Hong Kong Bank Malaysia - 19,500 ordinary shares of RM0.10 each in Maxis;
d. Standard Chartered Bank Malaysia Bhd - 19,900 ordinary shares of RM0.10 each in Maxis; and
e. JP Morgan Chase Bank - 38,800 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,458,700 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 84,548,000 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 41,740,800 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,402,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 10,544,300 ordinary shares of RM0.10 each in Maxis)

Reference No **MC-050712-34937**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	12/07/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 337,900 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 192,500 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 611,500 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**06/07/2005**	**891,900**	**9.869**
Acquired	**07/07/2005**	**250,000**	**9.850**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,141,900**
Indirect/deemed interest (%)	:	**0.05**
Total no of securities after change	:	**160,433,800**
Date of notice	:	**11/07/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 12 July 2005.

With reference to the "Details of Changes" as stated above:-

1. The acquisition as stated in row 1 is in relation to the shares registered under the following :-
a. HSBC Malaysia Berhad - 192,500 ordinary shares of RM0.10 each in Maxis;
b. Hong Kong Bank Malaysia - 87,900 ordinary shares of RM0.10 each in Maxis; and
c. Standard Chartered Bank Malaysia Bhd - 611,500 ordinary shares of RM0.10 each in Maxis.

2. The acquisition as stated in row 2 is in relation to the shares registered under Hong Kong Bank Malaysia - 250,000 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,458,700 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 84,548,000 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,988,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 609,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 42,078,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,594,800 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,155,800 ordinary shares of RM0.10 each in Maxis)

FORM 24 082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2005 JUL 25 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10th day of **June, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**57,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **20,000** shares	-	RM4.36	-
[c] Amount paid on **37,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **20,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **37,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16th day of **June, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,442,000** shares of RM0.10 each and the paid-up capital is **RM248,044,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**51,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**2,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	57,000

Dated this 16th day of **June, 2005**

....
DATO' JAMALUDIN IBRAHIIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15th day of **June, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**349,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **169,000** shares	-	RM4.36	-
[c] Amount paid on **36,000** shares	-	RM4.80	-
[c] Amount paid on **64,000** shares	-	RM5.13	-
[c] Amount paid on **69,000** shares	-	RM7.99	-
[c] Amount paid on **11,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **169,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **36,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **64,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **69,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of **June, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,480,791,000** shares of RM0.10 each and the paid-up capital is **RM248,079,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**129,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**104,000**
	(c)	the number of shares allotted to non-citizens	**69,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	47,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	349,000

Dated this 22nd day of **June, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16th day of **June, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**246,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **220,000** shares	-	RM4.36	-
[c] Amount paid on **26,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **220,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22nd day of **June, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,481,037,000** shares of RM0.10 each and the paid-up capital is **RM248,103,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**7,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**205,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	246,000

Dated this 22nd day of **June, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

082-34780

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **24th** day of **June, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**134,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **36,000** shares	-	RM4.36	-
[c] Amount paid on **7,000** shares	-	RM4.80	-
[c] Amount paid on **84,000** shares	-	RM5.13	-
[c] Amount paid on **7,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **36,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **84,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29th day of June **2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,481,171,000** shares of RM0.10 each and the paid-up capital is **RM248,117,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**28,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**78,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	27,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	134,000

Dated this 29th day of June **2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **June, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**29,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **14,000** shares	-	RM4.36	-
[c] Amount paid on **15,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 04 day of **July. 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,481,200,000** shares of RM0.10 each and the paid-up capital is **RM248,120,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**14,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	7,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	29,000

Dated this 04 day of **July, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 30 day of June **2005**.

Shares Allotted		Details of Shares	
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**140,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **45,000** shares	-	RM4.36	-
[c] Amount paid on **89,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.05	-
[c] Amount paid on **3,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **45,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **89,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **July. 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,481,340,000** shares of RM0.10 each and the paid-up capital is **RM248,134,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**117,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**3,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	13,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	140,000

Dated this 06 day of July **2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of **July, 2005**.

Shares Allotted		Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**10,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **5,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **July. 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,481,350,000** shares of RM0.10 each and the paid-up capital is **RM248,135,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	10,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	~~10,000~~
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**10,000**

Dated this 06 day of **July, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **07** day of **July, 2005**.

	Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**806,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **426,000** shares	-	RM4.36	-
[c]	Amount paid on **238,000** shares	-	RM5.13	-
[c]	Amount paid on **14,000** shares	-	RM7.05	-
[c]	Amount paid on **125,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **426,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **238,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **125,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.13	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **July. 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,482,156,000** shares of RM0.10 each and the paid-up capital is **RM248,215,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**173,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**489,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**3,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	141,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	806,000

Dated this 15 day of **July, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000